Filed by Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Black & Decker
Commission File No.: 1-01553

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

Final Transcript
Thomson StreetEventsK
Conference Call Transcript SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement Event Date/Time: Nov 03, 2009 / 01:30PM GMT

CORPORATE PARTICIPANTS

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

 Kate White
 The Stanley Works - Director of IR

 John Lundgren
 The Stanley Works - Chairman and CEO

 Nolan Archibald
 Black & Decker - Chairman, President and CEO

 Jim Loree
 The Stanley Works - EVP and COO

 Don Allan
 The Stanley Works - VP and CFO

CONFERENCE CALL PARTICIPANTS

 Jim Lucas
 Janney Montgomery Scott - Analyst

 Peter Lisnic
 Robert W. Baird & Company - Analyst

 Megan McGrath
 Barclays Capital - Analyst

 Eric Bosshard
 Cleveland Research Company - Analyst

 Dan Oppenheim
 Credit Suisse - Analyst

PRESENTATION

Operator

Good morning, and welcome to The Stanley Works and Black & Decker announcement conference call. (Operator Instructions). At this time, I would like to hand the call over to Kate White, Stanley's Director of Investor Relations. Please go ahead.

Kate White - The Stanley Works - Director of IR

Good morning, everyone. Thank you all for joining us on The Stanley Works and Black & Decker transaction announcement conference call this morning.

On the call with me is John Lundgren, Stanley's Chairman and CEO; Nolan Archibald, Black & Decker's Chairman, President and CEO; Jim Loree, Stanley's Executive Vice President and COO; and Don Allan, Stanley's Vice President and CFO.

I would like to point out the transaction press release, which was issued early yesterday evening, and the supplemental presentation, which we will refer to during the call, are available on stanleyBlackandDecker.com as well as our individual homepages, StanleyWorks.com and BlackandDecker.com.

This morning, John, Nolan, Jim and Don will review The Stanley Works and Black & Decker transaction followed by a Q&A session. The entire call is expected to last approximately one hour, and a replay of the call be available at 12:30 PM today. The replay number and access code are in our press release, and as always, please feel free to contact me or Mark Rothleitner at Black & Decker with any follow-up questions after today's call.

We will be making forward-looking statements during this call. Such statements are based on assumptions of future events that may not prove to be accurate and as such they involve risk and uncertainty. It is, therefore, possible actual results may differ materially from any forward-looking statements that we might make today. And we direct you to the cautionary statement in our 8-K, which we filed with today's press release, and our most recent 1934 Act SEC filings.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

With that, I'll now turn the call over to Stanley's Chairman and CEO, John Lundgren.

John Lundgren - The Stanley Works - Chairman and CEO

Thanks, Kate, and good morning, and welcome to the call to discuss the exciting news that we announced last night that The Stanley Works and Black & Decker are combining to create a stronger, globally diversified industrial leader.

As Kate suggested, with me this morning is Nolan Archibald, Chairman, President and Chief Executive Officer of Black & Decker, who will serve as the Executive Chairman of the combined company for the next three years. Also with Nolan and me are Jim Loree, Executive Vice President and Chief Operating Officer Stanley, who will retain those titles at the time combined company, and Don Allan, Vice President and Chief Financial Officer of Stanley, who will become Senior Vice President and Chief Financial Officer at the combined company.

Before I turn it over to Nolan to say a few words, let me say that this combination presents our respective organizations with a unique opportunity, a unique opportunity to bring together two complementary companies with iconic brands and rich histories, yet virtually no overlap. Also to create a comprehensive global offering in both hand and power tools; to build on the strengths of each company in a way that is consistent with each company's core strategy and that will allow us to continue to invest in our identified growth platform such as security; and to build on our shared commitment to operating excellence and benefit from significant cost and revenue synergies, which we will discuss in more detail momentarily.

With that, it is my pleasure to introduce Nolan. Over the past 24 years, Nolan Archibald has built Black & Decker into a global leader in quality power tools and accessories, hardware and home improvement products, and technology-based fastening systems. Over the course of his tenure, Nolan has created a significant value for Black & Decker's shareholders and has furthered Black & Decker's commitment to operational excellence, innovation and end-user focus. Going forward, over the next three years, Nolan will be very focused on helping the combined company realize the full potential of this compelling strategic combination, with particular emphasis on achieving the significant synergies that we know were there. Nolan?

Nolan Archibald - Black & Decker - Chairman, President and CEO

Thank you, John. I am very pleased to be part of this historic combination. It truly is one-of-a-kind opportunity to bring together two outstanding companies to create substantial incremental benefits that neither company could achieve on its own. Both companies have long, rich histories with Stanley dating back to 1843 and Black & Decker dating back to 1910. Black & Decker and Stanley have excellent reputations for product innovation, quality and service. And both have exceptionally talented and dedicated workforces.

Both companies have strong portfolios of leading brands and products. Together, we'll have enhanced opportunities to generate superior returns as we build on this new, larger platform with very little overlap. As John noted, the commercial, operational and financial benefits of this transaction are very compelling. It is expected to create tremendous value for shareholders of both companies through the realization of significant cost synergies, operating margin expansion and enhanced growth opportunities. We will have larger scale across our business segments, including hand and power tools and storage and mechanical security, as well as a continued strong presence in electronic security, engineered fasteners and faucets.

With Stanley's position in hand tools and Black & Decker's complementary position in power tools, we will have unparalleled depth and breadth in product offerings. Our portfolio of iconic brands will reflect tremendous success of both companies' 250-year combined history. We will continue to have a world-class innovation process that is currently the envy of the industry, but now with even greater resources. We will have global low-cost sourcing and manufacturing platforms and a broader geographic sales footprint with additional presence in high-growth emerging markets.

From a financial perspective, after the first year, this will be highly accretive to EPS. It is expected to generate $1.00 per share in accretion to EPS in the third year following the closing. Because of the unique footprint in commercial, operations, sourcing and distribution that these two companies have, we expect to achieve approximately $350 million in annual cost synergies by the end of year three.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

There is also an opportunity to improve margins further across the portfolios. As a result of these improvements, we expect that in 2012, free cash flow will be approximately $1 billion in EBITDA will be over $1.5 billion. Those increased resources and a strong balance sheet will be used to invest in security solutions, engineered fasteners and other high-growth platforms. I am very excited about the tremendous potential of combining Black & Decker and Stanley.

Now let me turn back to John to give you more details about the transaction and why we believe this is such a unique opportunity. John?

John Lundgren - The Stanley Works - Chairman and CEO

Thanks a lot, Nolan. First and foremost, we refer to the increased resources that we will have to invest in security solutions, engineered fastening and other high-growth platforms, such as healthcare and infrastructure solutions. So beyond the obvious short-term cost synergies, this is also a growth story. And of equal or greater importance will be the strength of our balance sheet. One of the ratings agencies has formally weighed in on the transaction, and we are confident that we will retain a strong investment-grade credit rating. And both Jim and Don are going to talk more about the balance sheet and our cash and capital allocation strategy going forward.

Turning briefly to the transaction highlights, each Black & Decker shareholder will receive a fixed ratio of 1.275 shares of Stanley for each share of Black & Decker. That is an implied 22.1% premium to the Black & Decker closing price as of last Friday, October 30, 2009. Accordingly, the ownership of the new company will be 50.5% former Stanley shareholders and 49.5% former Black & Decker shareholders. We are expecting earnings accretion of approximately $1.00 per share by year three, and much of that is going to be driven by the $350 million in cost synergies on an annual basis that we expect we will fully realize within the first three years.

Stanley's nine directors will carry forward and six directors, including Nolan, from Black & Decker will join the combined board. Nolan will serve as executive chairman and I will serve as Chief Executive Officer, so our board will consist of two employee and 13 independent directors.

Joining me on the management team, as I mentioned earlier, will be James Loree, Stanley's Executive Vice President and Chief Operating Officer, who will take the same role in the new company; and Don Allan, who will become the CFO of the new company.

The company name will be Stanley Black & Decker. We will keep our corporate headquarters in New Britain, Connecticut, but with the major presence in the headquarters of the well-established power tool business in Towson, Maryland. We expect the transaction to close in the first half of 2010. And given the minimal overlap, we are committed to getting this transaction closed. It is currently valued at $4.5 billion based on enterprise value.

What you see on the next slide is a combination of highly complementary, iconic brands. I would like to ask Nolan for just a second to walk those who are less familiar with Black & Decker and its portfolio, through the Black & Decker brands that are identified. And I will take it back to talk about the Stanley brands.

Nolan Archibald - Black & Decker - Chairman, President and CEO

Thanks, John. Black & Decker is fortunate enough to have a number of number one brands in the markets they serve. Black & Decker is the number one world name in market position in consumer power tools. DEWALT is the number one brand in professional and industrial power tools. Delta is the number one market position in stationary woodworking power tools. Porter Cable is the number one brand in the portable woodworking power tool business. Emhart Teknologies is virtually number one in the markets they serve. Baldwin is the number one brand in decorator showrooms and locks and lock sets. Quickset is the number one lock in residential hardware. And Weiser Lock is the number one brand name in Canada. And Price Pfister is the number three faucet company in the United States. John?

John Lundgren - The Stanley Works - Chairman and CEO

Thanks, Nolan. Looking at the Stanley portfolio, the popular Stanley, FatMax and Bostitch brands are our leaders in the construction and do-it-yourself segment. Our security business is bolstered by Stanley's security solutions in the mechanical space as well as -- and BEST locks, as well as Sonitrol, making Stanley convergent security solutions the second-largest commercial monitoring company in North America.

In the industrial space, Facom being a market leader in Europe, Proto, Mac Tools and Vidmar in our highly-engineered industrial storage business. Importantly, these are well-known brands, but what is quite typical, the 80/20 rule, where 20% of Stanley's end-users account for almost 80% of the business, and 65% of what is sold by Stanley are sold to professionals or serious enthusiasts, people who do this for a living. So what we have is a world-class portfolio of leading brands, serving very different end markets, but a brand to essentially serve every relevant segment of the market.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

The next slide is simply an example, hopefully, that a picture is worth 1,000 words. Many of these products you will see, many of which you will be familiar with. And importantly, as you see the array of Stanley hand tools on the left and Black & Decker power tools on the right, it will become pictorially more clear that there is essentially no overlap in our respective product lines.

Moving toward to the strategic logic of the combination, both companies have attractive positions in markets and channels worldwide. Together we will have operations in 45 countries, with strong positions in North America, Europe, Middle East. And for Stanley investors who aren't as familiar with Black & Decker's business, enjoy -- Stanley's position in Latin America, will be strengthened by a very, very strong position that Black & Decker holds in Latin America. And together we can capitalize on this -- we hope to capitalize on this emerging opportunity.

Growing presence in markets such as Asia and Eastern Europe, as well as good access to key end markets, including but not limited to industrial, construction, automotive repair and do-it-yourself. The array of products and services is unsurpassed.

Stanley, well known for branded hand tools and storage, Black & Decker well-known for cordless and corded power tools and accessories; collectively, a strong mechanical security and hardware business; and a growing electronic security and systems and service business; and the engineered fastening system business that exists currently within Black & Decker, which will fit together like hand in glove to make a comprehensive array of product offerings on a global basis.

And both companies are proud of their track records of innovation. That innovation is based on intense focus on end users, specifically with the Stanley -- examples being the Stanley discovery team and the Black & Decker end-user specialists, both of whom have developed a tremendously broad pipeline and robust pipeline of new product introductions. Strong value proposition, compatible cultures and a continued commitment to focused R&D. Last, but certainly not least, world-class operations and global sourcing.

The Stanley fulfillment system, which Jim will talk to you a little bit more about in his presentation, has become our core business system that has led to expanded operating margins and significant improvement in working capital turns over the last five years. Both companies are -- can boast low-cost country manufacturing and sourcing capabilities. There were some overlapping physical distribution systems that will work well together once coordinated. And both companies are committed to best-in-class working capital efficiency. I would now like to turn the presentation over to Jim Loree, our Executive Vice President and Chief Operating Officer.

Jim Loree - The Stanley Works - EVP and COO

Thank you, John. It is truly remarkable how nicely this company fits with our strategic objectives. Let me start by summarizing our strategic framework, which has now been in place for over five years. It starts with maintaining the portfolio of transition momentum and to be a consolidator of the tool industry and increase the relative weighting in emerging markets. Well, as you can see, this transaction certainly accomplishes those objectives.

Then we go to be selective and operate in markets where brand is meaningful, value proposition is definable, and sustainable through innovation, and global cost leadership is achievable. We believe that when these attributes are present, a company can earn above-average returns. I can't think of a company other than Stanley which values these attributes more highly than Black & Decker. Significant brand equity, great story there; an extensive array of high value-added products and a strong culture of innovation at both companies. And both companies are cost leaders. We will cement and secure our cost leadership for years to come with this transaction.

And then we turn to growth -- pursue growth on multiple fronts, through building on existing growth platforms and developing new growth platforms over time. I will talk in a moment about the existing platforms and the new ones that we are building. But clearly the size and the scale from this acquisition, the new engineered fastening growth platform and Emhart Teknologies, a proprietary stud welding and riveting systems business, that in normal times are in the mid-teens operating margin as great growth prospects; very much looking forward to bringing that into the portfolio.

And we will aggressively pursue revenue synergies, as well, which will further fuel our growth, although none of this is counted in our financial commitment to you folks. However, they are real, and we will expand upon them in a few minutes when Don Allan talks.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

And then finally, accelerate our progress with the Stanley fulfillment system. And as you will see in a moment, there is a greater opportunity here to apply those principles to the Black & Decker activities and generate even more cash and more operational efficiency from that.

But the real story, when you cut to the chase here, is the cash flow that can be generated as a result of combining these companies, and then redeploy it to further building the growth platforms.

Now I am going to talk about the growth platforms for a minute. Those of you that are familiar with Stanley know that our three existing growth platforms are what we call convergent security, which is the electronic security systems and services business, with an emphasis on commercial monitoring and its capabilities; the mechanical security business, which when the companies combine, will actually have the full continuum of products right from the high-end electro-mechanical locking systems all the way down to the residential lock sets; and then of course industrial and automotive tools.

With Facom, Mac and Proto, we are the number two franchise in the industry going head to head with Snap-on. And it is really exciting to think of the potential for merging with Black & Decker's power tool technologies and products and developing them into these markets and growing that business.

And then the new growth platforms. I talked about engineering and fastening, and the exciting addition of that to our portfolio. And then we have healthcare and infrastructure, two emerging platforms that we hope to grow to $1 billion-plus businesses over time.

Now I would like to touch upon our capital allocation strategy over the long term. While the allocation of capital to growth will be a priority in the medium term and the long term, our near-term focus will be on successfully integrating the two companies and securing our status as a highly-rated investment-grade company. So we are targeting a strong investment-grade credit rating, and you can interpret that as no less than BBB+ and perhaps as high as single-A over time.

We expect to continue to invest approximately two-thirds of our excess free cash flow in acquisitions and growth, especially in the growth platforms that I just walked you through. And we expect to continue to return approximately one-third of the excess free cash flow to shareholders. And over the years, that has been in roughly 50% for dividends and 50% through stock repurchases.

And I know many of you are interested in our dividend policy, and I'd like to mention that we fully expect to maintain the dividend policy that we have historically, with an eye to continued growth. As our shareholders can appreciate, we view the dividend is an important element of our shareholder value creation formula. And our capital allocation strategy supports a strong balance sheet, good shareholder returns and continued growth.

Now on the next page, I'd really like to address one of the myths about this transaction, that some people seem to think that it is a bit of a regression related to our diversification strategy. And I suppose mathematically if you took a purely static look, you might come to the conclusion that it is a slight step towards more concentration in CDIY. But perhaps not as big a step as you might have thought at first blush, and I would like to walk you through these numbers. These pies represent, under Stanley and Black & Decker, the way we communicate the segmentation of our company externally.

And if we start with Stanley, you can see where 42% of our revenues come from security, 34% from construction and DIY, and 24% from industrial. Black & Decker has a slightly different way of characterizing their segments. They are 73% in power tools and accessories, 16% in hardware and home improvement, and 11% and fastening and assembly systems.

Now, we've made an attempt here to try to recharacterize what the segmentation might look like on a prospective basis if we simply use the categories of CDIY, industrial and security. And so those reddish orange arrows actually show the revenue from Black & Decker going into those various segments. So you see $2.9 billion goes into construction and DIY. That comes from both some of the power tools and accessories segment, as well as some of the hardware and home improvement.

About $1 billion goes into industrial. That is a big chunk of power tools and accessories, as well as the Emhart business. And then $740 million go into security, and that comes from the mechanical security business and hardware/home improvement of Black & Decker. So what you end up with here is a combined pro forma company that is about half CDIY, 28% security and 23% industrial. So from my perspective, this takes us back about to where we were in 2006 from a portfolio distribution.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

And I want to emphasize that it is a great time to be in the construction and DIY market. We really believe we are at a trough point in the cycle. And over time we expect the remainder of the company to get larger and the percentage of construction and DIY to get smaller. But I want to emphasize that that is because we expect the remainder of the company to grow faster through allocating growth capital through acquisition.

And then the other point I just wanted to make on this chart is in terms of customer concentration, at one point back in 2002, Stanley was 22% with one customer and 40% in the US home centers and mass merchants. We have talked a lot over the years about how we have deliberately tried to reduce the customer concentration. And by 2008, we were down to 6% with our largest customer and 13% in the US some centers and mass merchants.

On a pro forma basis, this transaction takes us to about 12% with our largest customer and about 24% with the US home centers and mass merchants. It is a number that we feel very comfortable with and it really just takes us back a year or two in terms of the concentration level. And that really is the key, that this is an outstanding opportunity to combine these companies, generate the cash flow. And from a portfolio perspective, while it is a small step towards concentration in CDIY, it is one that we will be able to address quickly on a prospective basis as we grow the remainder of the portfolio.

My final chart before I turn it over to Don addresses the Stanley fulfillment system. And I am not going to go into all the details, given the time that we have today, about how this system works. But I can tell you it's been very successful for Stanley Works over the last three years or so, as it has come to maturity and really generated some great benefits. As you can see on the chart on the right-hand side, we have taken our working capital turns from 4.3 back in 2006 up to 6.1 at the end of 2008.

We fully expect to be in the mid 6's, if not slightly higher than that, by the end of this year. And Black & Decker has made some improvements as well. But we think that with the application of the Stanley fulfillment system to the Black & Decker activities, we can free up as much as $0.5 billion worth of cash over the next three years, and we fully expect to capture that. And there's really nothing that is dramatically different about these businesses that would prevent us from doing that.

Now Don Allan is going to cover the topics of integration and give you some color on the financial aspects, including the synergy commitments that we are making today.

Don Allan - The Stanley Works - VP and CFO

Thank you, Jim. As Jim mentioned, I'm going to spend a little time talking about integration and then I'll get into some financial numbers around the transaction and going forward. Specifically here on page 16, as we spend time looking at the integration process that Stanley has had in place for about five years, we have implemented various best practices in that timeframe, which are depicted in the upper left-hand corner, the first of which is really making sure that you have an integration plan in place prior to closing. And that is something we will try to achieve with this transaction within the boundaries of the legal system.

In addition, it is important to have consensus of that integration plan with both the management teams prior to close. And as many of you will find out in the future, we have spent a lot of time in the last few weeks, both management teams, understanding where the synergies are and where the benefits are going forward, both on a cost basis and a revenue basis. And as we dive deeper into it prior to closing, we'll have a better understanding of those synergies, and we'll have a more detailed action plan as we go forward.

The integration management team will have various rhythms and milestones as we establish it. We have initially established an integration team that will be co-chaired by both Nolan and John, and we'll have members of senior management as part of it going forward.

And most importantly, we will have an experienced set of integration managers on each team working through the integration, from both sides of the company, from Black & Decker and Stanley Works. And Stanley has created a lot of experience within its organization over the last five years as we've done over 50 integrations that we have completed in that timeframe. Black & Decker has done integrations as well, that they have experienced in their organization. And so the combined company will have a significant set of people that will be able to work on this integration going forward. And then last but not least, the importance of having people around the world that have in-country experience on integration in Europe and Asia and Latin America, as well, will be very important.

One other item to mention on this page is that when you look at the historical performance of our integrations at Stanley Works, in particular, these six large integrations that we have done, on average, we have yielded about 6% improvement in margin related to these six particular integrations. That is something that we believe we can continue to do going forward, and you will see in a few minutes as we look at the cost synergies that it's very much in line with what we have done related to historical performance.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

So moving to the cost synergies, let's spend a little bit of time getting into some of the details, which I am sure many of you are interested in. As we mentioned previously, we believe $350 million of cost synergies are achievable, which is about 4% of the pro forma sales of the combined company. When you look at the $350 million and you break it down into four significant categories, the first of which is business unit and regional consolidations and integration, we think that in North America and Europe and Asia, there is some significant organizational overlap around management and sales forces that will allow us to integrate on many of these organizations in particular in the new CDIY segment that Jim described to you previously.

In addition, there will be a large amount of back-office functions that we will be able to integrate as well in those parts of the world, and that is about $135 million of the $350 million total.

The next, of course, is corporate overhead. We have two corporate locations, one in Towson, Maryland, and one in New Britain. As indicated in the press release, we will be combining those functions within the New Britain location in Connecticut and the elimination of the duplicate company costs will result in about $95 million of cost synergies.

The next area is purchasing. Clearly a bigger company will have a larger purchasing base around direct and indirect materials, as well as freight. And so as a result, we will be able to achieve some savings by having a larger spend. Approximately 2% to 3% of our combined spend will equate to about $75 million of cost synergies.

Then last but not least, the smaller piece is manufacturing and distribution. We do have overlaps in our distribution network because we have similar customers and similar deliveries to the end markets, especially in our CDIY businesses. So as a result, we'll be able to combine some DCs and eliminate certain locations, as well as similar in our plant footprint, we will be able to do some small consolidations as well, which total $350 million of cost synergies.

Last but not least, the one-time costs associated with these synergies is about $400 million. And if you look at the breakdown of that, it is about 90% of that is related to headcount and 95% of that is cash-related expenditures.

Going to the next page, we don't want to lose sight of the fact that there are significant revenue synergies as well by combining these two companies. As Jim mentioned, we have not put these in our financial projections, but they are certainly things that will be a high priority for the management teams going forward. And here's some examples of that on this particular page. We will be looking at various cross-selling opportunities of products of both companies in existing mature markets.

We will be looking at how we can penetrate and use our scale in emerging markets to accelerate that penetration and growth. And then also, we'll be looking at the innovative processes of both companies, because both companies, as you have heard this morning, have a long legacy of new product innovation. We should be able to share best practices and accelerate the new product development in the new combined company.

And then, of course, with the increased cash flow, we'll be able to have greater reinvestment in our existing branded channels and operations, which will allow us to expand top line.

And a couple of specific examples of that here on the right side of the page, as many of you know who follow Stanley, we have a global industrial and automotive repair business, which includes our Facom, Mac Tools and Proto brands. We believe that we will be able to sell some additional DEWALT power tools through those channels and really leverage that benefit going forward.

Another example would be Latin America, as John mentioned earlier. Black & Decker has about a $400 million Latin American business today. We have a very small presence there, and we think leveraging our hand tool sales through their distribution and customer network will be a significant benefit to the combined company.

And then last but not least is leveraging Black & Decker's strong presence and [to stack] the channels and then really be able to move the Stanley-branded hand tools through that particular channel. So we think it is a significant opportunity that we have not forecasted, as we have mentioned, and we'll continue to focus on that over the coming years.

The next page is the pro forma financial impact to the combined company. If we start with synergies and a breakdown by year, what we have done is we have assumed a three-year scenario here after closing. So year one would be the first year after closing. We believe we have $125 million of the $350 million of synergies in year one, $250 million in year two, and then getting to $350 million by year three, a relatively sequential performance, which we think is very achievable.

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Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

Looking at the GAAP EPS accretion in the three years as well, you can see that it is a significant dilutive impact in year one on a GAAP basis because there are some significant charges that I'll walk through in a few minutes that need to be recorded in that timeframe. And then build up to $1 accretion by year three on a GAAP basis.

So if we look at some of the charges that need to be recorded on a GAAP basis, the costs to achieve I mentioned were $400 million. The breakout there is on the page, of $330 million in the first year, so the vast majority of those charges will be recorded in year one. We will have a non-cash inventory step-up or charge. That is an accounting-related matter that we will need to be recorded of about $200 million in year one. And then the transactional fees and some other expenses of $70 million in year one as well, which total $600 million in year one, which is about $2.80 of EPS of a dilutive impact. So if you adjust for that, you have a pro forma adjusted EPS accretion or dilution of about $0.45 to $0.20 of dilution.

Adjusting that as well on a cash basis, because there will be significant additional intangible amortization of anywhere from $80 million to $90 million on an annual basis, it's modestly positively accretive in year one when you adjust for that on a cash basis. Year two is when the accretion really starts to get significant, and you can see on a pro forma adjusted basis that it is $0.50 to $0.60 accretive in year two, and then moves its way up to $1.05 to $1.15 in year three.

And then last but not least, looking at the cash EPS accretion, you could see in year three it gets close to $1.50 when you exclude the effect of the additional intangible amortization. So we clearly feel it is a significant accretive transaction, which will ultimately result in the combined company being approximately $5.00 of EPS by year three.

So let's move to our balance sheet and our liquidity. As we mentioned earlier, we believe that we will have a very strong financial position as a combined company. You can see here on page 20 and when you look at the company on a pro forma basis in 2009, the EBITDA will be approximately $1 billion; free cash flow will be almost $700 million, which equates to a debt to EBITDA ratio of 2.9 times. And our debt to cap on an adjusted basis when you adjust for our hybrid equity instruments will be about 30%.

As we look at the cash flow of the sequential three years and what it will be like in year three, you could see after the synergies are achieved, our EBITDA gets to $1.5 billion and our free cash flow, $1 billion. So our debt-to-EBITDA ratio goes down to 1.4 and our debt to GAAP on an adjusted basis is about 25%, which is why we feel comfortable stating that we will be a strong investment credit rating, as Jim mentioned earlier, which we are defining as BBB+ or better. So we feel like this company, combined, is creating an even stronger company with a very strong foundation going forward.

Looking at liquidity on page 21, which is important to all of us, making sure that we come out of the gates, so to speak, post-closing with a strong liquid position. Here on the left side of the page, you can see we feel that we will have a lot of liquidity at that timeframe. We expect to have cash position of about $1 billion post closing. Stanley has existing committed credit facilities that expire in 2013 of about $800 million. And then we will expand those by about $500 million and $750 million post acquisition to ensure that we have enough liquidity and to adjust our facility to the size of the new company.

As many of you know, we have a hybrid transaction that will result in us issuing shares in May of 2010 and we'll receive cash of $320 million. So that combined will result in having total near-term liquidity of about $2.6 billion to $2.9 million on day one, which is a very good story.

And then last but not least, looking at the maturities, as you factor in the maturity, what are the maturities of debt over the next two to three years? And you can see the top part of the chart depicts what the maturities will be, where we have about a little more than $500 million in 2010 on a combined basis, $400 million in '11 and about $500 million in 2012. And with our existing credit facility and expanded credit facilities, combined with the stock purchase contract, we feel like we have ample liquidity to meet all the needs of the new company on day one and going forward.

So to summarize the financial portion of this on the next page, Stanley has had financial objectives in place since 2004, as depicted on this page. And during 2003 and through 2008, we achieved the vast majority of these particular objectives. And then the economy had a significant negative impact on all of us, including Stanley and Black & Decker.

But going forward, as the economy has stabilized, we begin to grow again, we feel that these objectives will be achievable and that the combination of these two companies actually puts us in a very nice place for us to continue to go forward over the next five to ten years and hit these different objectives in that timeframe. So with that, I will turn it back to John for him to summarize the call today.

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

John Lundgren - The Stanley Works - Chairman and CEO

Thanks a lot, John. Well, we are bringing together two great companies known for tools. In closing, I wanted to reemphasize Stanley's strategic direction remains the same, and I think Jim did a really good job pointing that out. We are 100% committed to security solutions and our other high-growth platforms, and we are really excited about a new growth platform, engineered fastening, that comes with the combination with Black & Decker.

With the strong cash flows created by the merger, we will have increased resources to invest in these growth platforms. Stanley achieved record gross margins in the second and third quarters of 2009, and we believe the combined company will have further opportunities for margin improvement across all business segments and allow us to maintain all of our long-term capital allocation objectives that Jim described, as well as retaining a strong investment-grade credit rating that Don just walked you through.

We will have a comprehensive array of iconic brands with global product offerings that are also complementary. The transaction enhances the core strength of each company, and creates a stronger global company with a shared commitment to operational excellence. And I think it is clear there are substantial synergy opportunities in this transaction. I would now like to open it up for the question-and-answer session.

QUESTION AND ANSWER

Operator

(Operator Instructions). Jim Lucas, Janney Montgomery Scott.

Jim Lucas - Janney Montgomery Scott - Analyst

Two-part question here. First, I agree, Jim did a very good job of highlighting why strategically things have not changed and financially a very compelling story here, but I guess the first question would be why now? What drove this transaction today as opposed to any time in the years past?

And the second part is a lot of positives highlighted on the call here, but this is a substantial integration unlike anything that either company has taken on before. And what do you see as the biggest challenge in putting these two companies together?

Nolan Archibald - Black & Decker - Chairman, President and CEO

Jim, this is Nolan. I will answer the first part of the question then I will turn it over to John and his team for the second one. Why now is unlike some of the -- there were a couple of reports that talked about was this motivated by the current economic condition. It had nothing to do with the current economic condition.

Both companies were weathering this downturn extremely well. In fact, if you look at the cash flows of both companies they were very healthy. The markets had stabilized. In fact, we are anticipating that things are going to be turning up. And so both companies had a very bright future on a stand-alone basis. They even have a brighter future for all the reasons that we went over just this morning together.

Now, why now? Six months ago, I received a telephone call from John inviting me to have lunch with him and talk about the possible opportunities and benefit for the shareholders of both companies. A couple of months after that in early June, we met in New York for lunch, and the more we talked, the more we realized the significant shareholder value that could be created by the combination of these two.

Historically, as some news articles have pointed out, this is a romance that started approximately 28 years ago. And on three different occasions, the CEOs of Stanley and Black & Decker, because of the unique and complementary fit of these two companies together have talked about a merger. And each time, for various reasons, it didn't go anywhere.

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

The more John and I talked was that we just felt like there was such a significant shareholder creation opportunity here that we ought to pursue this and our teams got together. We have identified even more synergies than we initially thought, and that is why the timing. John?

John Lundgren - The Stanley Works - Chairman and CEO

Nolan, thanks. Jim, I will take your second one on integration, because it is a huge challenge. I think Stanley's integration track record, as presented by Don Allan, and I know you know as somebody who has followed Stanley for many years, I would say the record speaks for itself. But we have never taken on anything of this magnitude.

So what are we doing about it other than employing our I will say tested and proven process as well as methodology? First of all, as we would do on any transaction, but this is the highest level, created a synergy -- a steering committee that Nolan and I will co-chair. Jim Loree, Don Allan, Mark Matthew and other senior executives will sit on that steering committee. And simply said, without naming too many names on this call so early in the process, we have identified the A-Team from Stanley, our most tested, proven process leaders with years of experience around the globe doing this by function and by business to lead this charge. As of today, we are now in a position to work with Nolan and his executive team on who their counterparts will be on each of those teams to ensure that we get the best from both companies.

So we've done this before. It is very fair to say we have never done it in this magnitude. But we truly believe we have a process, methodology, rhythm and rigor; one of the most important aspects of which is senior management involvement on a regular basis; which Nolan and I and our management teams are committed to. Thus, we feel there is a very high probability of success in meeting or achieving the targets we've put before us.

Nolan Archibald - Black & Decker - Chairman, President and CEO

On the Black & Decker site -- this is Nolan again -- we have had a lot of experience also. Emhart acquisition a decade ago or over the decade ago virtually doubled the size of our company. That was a $3 billion integration process. And most recently, the Porter Cable/Delta acquisition was over $1 billion that was successfully integrated into our power tool business. So I think we have good experience on both sides, Stanley and Black & Decker.

Jim Lucas - Janney Montgomery Scott - Analyst

Okay, great. And congrats on a good deal, guys.

Operator

Peter Lisnic, Robert W. Baird.

Peter Lisnic - Robert W. Baird & Company - Analyst

Congratulations. I guess first question on the cash flow, the $1 billion target, can you maybe parse out what piece of that would be attributable to implementing SFS at Black & Decker? When I look at the working capital, for example, at Stanley, the turns there ought to be a little bit better I think because of the security business. I'm just wondering how much you have embedded in that cash flow forecast for SFS application at Black & Decker.

Don Allan - The Stanley Works - VP and CFO

This is Don. That's a good question. We have approximately $150 million to $200 million of working capital improvement on an annual basis embedded in that number for Black & Decker in particular. And the basis of that is we feel as the chart Jim reviewed indicated, we feel with the application and the implementation of these different processes and systems that we have within Stanley fulfillment systems, that we will be able to in essence do what we did with our company of the last three years where we took it from about 4 working capital turns to over 6. We believe we can do the same thing in the next three years with the Black & Decker working capital efficiency, implementing those different processes.

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

Jim Loree - The Stanley Works - EVP and COO

This is Jim. The security business is not dramatically different from a working capital perspective than any other part of Stanley. So it is a misconception that security mix drives favorable working capital performance in this company.

Peter Lisnic - Robert W. Baird & Company - Analyst

Fair enough on that. And then for the second question, in terms of the cash flow that you are going to generate, you talked about the capital allocation priorities. I'm just wondering if you could dive into the security business a bit more. Does this change the way that you approach that business in terms of potential size of opportunities out there or how quickly you could ramp the business? And also, does it sort of shut you out of bolt-on acquisitions over the next period of time as you are integrating Black & Decker?

John Lundgren - The Stanley Works - Chairman and CEO

Yes, that is very fair. It was kind of a two-pronged question. Let me answer the second part first. It really doesn't shut us out of bolt-ons because bolt-ons by definition are smaller. Our security team, obviously, with a little help from corporate, has grown from a couple hundred million to $1.6 billion over the last five years. They are perfectly capable of continuing to do their bolt-ons and roll-ups, whether that is the purchase of a franchisee or a regional monitoring company or a smaller company particularly outside the US.

We feel if we apply our process successfully as we have done it in the past and as the Black & Decker team has done in the past, the pipeline is there, bolt-ons are there. And we don't think for one second they will be a distraction anymore than they have been in the past.

As it relates to security from a broader perspective, the answer is we have never been more committed to security than we are today. And as this transaction was presented to our security teams, they understood exactly the value of it. In a down year, as we've pointed out, the combined cash flow of these companies this year, 2009, is looking to be $750 million, perhaps even a little more. That is publicly committed externally by the respective teams.

If you think about modest working capital improvements that Don has talked about, improved EBITDA, that $1 billion of cash flow is readily achievable. Jim talked about our capital allocation strategy. Once we have insured that we have protected our upper tier investment-grade credit rating, paid the dividend, there is a tremendous amount of cash left for accretive, high-growth acquisitions, much of which will be focused in security.

So this is just a terrific opportunity to employ the significantly increased cash flow of the combined company towards the identified growth platforms, certainly the most important of which is security, but not to overlook engineered fastening systems, infrastructure and health care.

Operator

Megan McGrath, Barclays Capital.

Megan McGrath - Barclays Capital - Analyst

I'm wondering if you could just give us some idea of your underlying macro assumptions for the different large end markets you face, like residential construction, etc. And as a follow-up to that, is there any risk or potential upside to your accretion estimates if those assumptions don't come to pass?

John Lundgren - The Stanley Works - Chairman and CEO

I'm going to defer to Jim Loree, our resident economist, who loves these questions.

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

Jim Loree - The Stanley Works - EVP and COO

Resident economist I think is more accurate. But both companies have indicated separately that they are not looking for any kind of a major surge in the economy next year. I think we are probably both in kind of 1% to 2% GDP of zone.

And as far as the accretion goes, the accretion really does not relate at all to the economy. The accretion derives from cost take-outs, which are going to occur with or without or in any economy, any economic situation. So really, the accretion is a separate matter from the economy. I think we have fairly conservative, we hope, macroeconomic assumptions.

Megan McGrath - Barclays Capital - Analyst

Okay, so just as a follow-up. The accretion, and I know you have not a lot in the manufacturing base, but it is not really reliant on putting through a significant amount of incremental volume with the recovery in the economy.

Jim Loree - The Stanley Works - EVP and COO

Zero dollars of incremental volume or -- okay.

Megan McGrath - Barclays Capital - Analyst

Great, thank you. And just one other quick follow-up on your distribution synergies. Can you give us a little bit more detail on where you think those synergies might be coming from, especially on the big-box retailer side?

Jim Loree - The Stanley Works - EVP and COO

Yes. As I indicated in the presentation, there is some significant overlap of our distribution networks in both North America and Europe. So those are the areas that we think, and our CDIY business and Black & Decker's power tool business, where we both have the end user market of the mass merchants and the big-box retailers, that there is opportunity to consolidate some of those distribution networks and centers.

Operator

Eric Bosshard, Cleveland Research.

Eric Bosshard - Cleveland Research Company - Analyst

Two questions for you. First of all, both companies have been really aggressive in the last few years in taking costs out of their business. When you talk about creating a lot of synergies by consolidating operations and distribution, I guess it somewhat implies some excess capacity. So I would love you to speak to your conviction in the ability to achieve cost saves from businesses that have been pretty active in pulling costs out.

And then my second question is, does the historic growth targets, the 3% to 5% organic and the 10% total sales growth, how do you feel about those numbers in the go-forward organization?

John Lundgren - The Stanley Works - Chairman and CEO

Jim, go ahead.

Jim Loree - The Stanley Works - EVP and COO

Eric, most of the synergies really relate to the elimination of redundancy, redundant supply chain, not so much redundant factories because we don't make that many things in common. So it's just more of a supply-chain overhead, indirect, administration, corporate expenses, those types of things. So it doesn't really imply excess capacity per se. There may be a little -- obviously, with our volumes being down 20%, there's a little excess capacity in our supply chain or physical distribution systems. But it really does not imply that there is excess capacity by virtue of quantifying the synergies at the level we have. That said, we both have excess capacity, there's no question. We are poised to serve. And if the economy does rebound, then we will be ready. And Nolan, I know you wanted to comment as well on that aspect.

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

Nolan Archibald - Black & Decker - Chairman, President and CEO

Yes. Eric, we at Black & Decker, as Stanley has done, have taken significant costs out. We have taken over $200 million of costs out just over the last couple of years. In fact, we have taken so much out that any further reductions on our own would likely get into the bone and would impair our ability at the recovery to really take full advantage of it if we were to cut any deeper. That is why this thing was so attractive to both companies, because we have both cut our costs substantially almost to the bone, and this gives us an opportunity now to eliminate those duplicate expenses.

Just to expand on that a little bit is, we have a European organization; they have a European organization, and a lot of cases, selling both to the same customer. You don't need two European organizations. You don't need two Latin American organizations. You don't need two Asian operations. And we've got similar duplication in the United States. So there is going to be significant dollars that was shown on that previous chart that will come out for the overlap there. And then corporate of course is an obvious one.

So all of these are duplicate costs, as Jim said. And that is the great opportunity. With no increase in sales, we are going to have substantial cost benefit. And then when the economy does turn, with all the costs we have taken out before the acquisition, and the additional synergies we get, we will have tremendous leverage when the economy turns around.

Jim Loree - The Stanley Works - EVP and COO

And Eric, as far as the second part of your question, we really see this acquisition as supportive of our long-term growth objectives, 3% to 5% organic and 10% plus total. Clearly, with the cash flow, we are going to have the opportunity to develop those growth platforms out. That is going to help with the 7 to 9 points or so that come from that acquisitive growth.

And then as far as the organic growth, the growth profile of this company is quite similar to ours. We don't see it as suppressing the organic growth whatsoever in the near term in the next couple of years. It's probably actually going to accelerate the organic growth potential of the company. Over time, as the cash flow kicks in, the acquisitions are done in higher margin areas, the overall mix will be, hopefully, enriched, and we will continue to see realistically 3% to 5% organic growth within reach.

Operator

Dan Oppenheim, Credit Suisse.

Dan Oppenheim - Credit Suisse - Analyst

I was wondering about the comments for the CDIY; you talked about that becoming a larger portion of this. What are your thoughts in the home and hardware division? Do you have any thoughts in terms of not keeping that? How do you look at that business?

John Lundgren - The Stanley Works - Chairman and CEO

No, absolutely not. The Black & Decker home and hardware business fits beautifully with the Stanley mechanical security business. There's a little bit of product duplication which we will sort through in our ongoing effort jointly and separately to eliminate complexity. But if we had to say where that goes right now, the Black & Decker home and hardware business becomes an integral part of the Stanley mechanical access platform. Nolan and I have discussed this at length, and I think, Nolan it is safe to say that we believe those two businesses go well together.

And they are -- it is Stanley's legacy of business. It has always been a strategic business for Black & Decker. And there's no thoughts whatsoever of divesting that business.

Final Transcript
Nov 03, 2009 / 01:30PM GMT, SWK - The Stanley Works and Black & Decker Conference Call to Discuss Announcement

Dan Oppenheim - Credit Suisse - Analyst

Okay. And then secondly, just wondering about the purchasing synergies where you identify the $75 million. How much of that is coming on the freight side in terms of shipments versus the material side when you look at that?

Jim Loree - The Stanley Works - EVP and COO

It is about a-third freight, 20% to 30%, something like that. And I think that is conservative. We've spent hundreds -- each spent hundreds of millions of dollars a year on freight. But until we really put the routes together and figure out the logistics aspects of it, it is difficult to really quantify. So we have taken a conservative position on that.

Operator

I will now turn the call back over to Kate White.

Kate White - The Stanley Works - Director of IR

Thank you all for tuning in today. I know that many of you have some further questions that unfortunately we weren't able to address as the market is about to open.

As I said at the outset of the call, please feel free to call Mark or myself. All of our information is on the press release, as well as the website and the transaction website. I hope you all have a wonderful day. Thank you.

Operator

Thank you for joining today's conference call. You may now disconnect.

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CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.